UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 21, 2022 (March 16, 2022)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Digital common stock tokens representing Class A common stock now available for trading on Securitize Markets.

On March 16, 2022, Exodus Movement, Inc. (the “Company”) made available for trading digital common stock tokens representing its Class A common stock on the alternative trading system (known as the “Securitize Markets”) operated by Securitize Markets, LLC.

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

	By:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson
	Title:	Chief Executive Officer

Date: March 21, 2022